
02004837

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
MAR 1 1 2002
WASH. D.C. 354 SECTION

SEC FILE NUMBER
8-35655

3/22/02 FV

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Chaffe Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Camp Street, 5th Floor
(No. and Street)

New Orleans, LA 70130-2711
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. B. H. Chaffe III (504) 524-1801
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ramsey,Ruth Taylor
(Name — if individual, state last, first, middle name)

4401 Lake Trail Drive, Kenner, LA 70065
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL
P

CHECK ONE:
XXX Certified Public Accountant
❏ Public Accountant
❏ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

3-26-02

OATH OR AFFIRMATION

I, D. B. H. Chaffe III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chaffe Securities, Inc., as of December 31, 2001 ,x19x, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

JOHN M. PAGE
Appointed as Notary Public for the Parish of Orleans and authorized to act as a Notary Public in every parish of the State of Louisiana. My Commission is issued for life.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ruth Taylor Ramsey

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Chaffe Securities, Inc.
New Orleans, Louisiana

I have audited the accompanying statement of financial condition of Chaffe Securities, Inc. (the Company) as of December 31, 2001, and the related statements of (loss) and (accumulated deficit), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chaffe Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 7 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ruth Taylor Ramsey

February 4, 2002

4401 LAKE TRAIL DRIVE • KENNER, LOUISIANA 70065 • (504) 456-9183

CHAFFE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS		
Cash	$25,853	
Investment in NASDAQ warrants	3,300	
TOTAL ASSETS		$29,153
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		$ 0
STOCKHOLDER'S EQUITY:		
Common stock - no par value, 10,000 shares authorized, 65 shares issued and outstanding	$ 6,500	
Additional paid-in capital	65,403	
(Accumulated deficit) (Page 3)	(42,750)	
Total		29,153
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$29,153

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.

STATEMENT OF (LOSS) AND (ACCUMULATED DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2001

FEE INCOME		$ 0
GENERAL AND ADMINISTRATIVE EXPENSES:		
Professional fees	$5,940	
Licenses & taxes	38	
Dues	771	
Bond insurance	362	7,111
(LOSS) FROM OPERATIONS		(7,111)
OTHER INCOME:		
Interest		279
NET (LOSS)		(6,832)
RETAINED EARNINGS - Beginning of year		(35,918)
(ACCUMULATED DEFICIT) - End of year		$(42,750)

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

STOCKHOLDER'S EQUITY - January 1, 2001	$25,435
Net (loss)	(6,832)
Additional paid-in capital	10,550
STOCKHOLDER'S EQUITY - December 31, 2001	$29,153

CHAFFE SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated borrowings at January 1, 2001	NONE
Increases	NONE
Decreases	NONE
Subordinated borrowings at December 31, 2001	NONE

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss) from operations	$(7,111)
Adjustments to reconcile net income to net cash provided by operating activities	0
Changes in operating assets and liabilities	0
NET CASH USED BY OPERATING ACTIVITIES	(7,111)
CASH FLOWS FROM INVESTING ACTIVITIES	
Interest income	279
Investment in NASDAQ warrants	(3,300)
NET CASH (USED) BY INVESTING ACTIVITIES	(3,021
INCREASE IN ADDITIONAL PAID-IN CAPITAL	10,550
NET INCREASE IN CASH	418
CASH - Beginning of year	25,435
CASH - End of year	$ 25,853

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Organization and Nature of Business

The Company is a broker-dealer and is a member of the National Association of Securities Dealers (NASD). The Company is a Louisiana Corporation that is a wholly-owned subsidiary of Chaffe & Associates, Inc. (Parent)

2. Summary of Significant Accounting Policies

Depreciation - The Company's policy would be to capitalize assets with an estimated useful life of at least two years. The assets would be recorded at cost and depreciated using the modified accelerated cost recovery system, which approximates the straight-line method.

Investments - All investments would be carried on the books at fair value.

Cash and Equivalents - For the statement of cash flows, the Company considers cash on deposit, money market funds (if any) and certificates of deposit with original maturities less than three months (if any) to be cash equivalents. Any penalties for the early withdrawal would not have a material effect on the financial statements.

Activity - During 2001, the Company was inactive. Chaffe Securities, Inc. does not handle customer funds or securities in any transactions.

3. Related Party Disclosure

Chaffe Securities, Inc. is a wholly-owned subsidiary of Chaffe & Associates, Inc. All expenses were paid by Chaffe & Associates, Inc. but were recorded on the books of Chaffe Securities, Inc. with an amount equal to the expenses recorded as additional paid-in capital. The increase in additional paid-in capital for 2001 was $10,550. All income and expenses are included in the consolidated financial statements and tax returns of Chaffe & Associates, Inc.

4. Net Capital Requirements

As a member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $25,853 which was $20,853 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

CHAFFE SECURITIES, INC.

FIRM AND FILING INFORMATION, EXEMPTIONS UNDER SEC RULE 15c3-3, COMPUTATION OF NET CAPITAL, COMPUTATION OF BASIC NET CAPITAL REQUIREMENT UNDER SEC RULE 15c3-1, COMPUTATION OF AGGREGATE INDEBTEDNESS INCLUDED IN FOCUS REPORT PART IIA UNDER SEC RULE 17a-5(a)

DECEMBER 31, 2001

FIRM AND FILING INFORMATION

This report is being filed pursuant to Rule 17a-5(a)

Have you been a member for fewer than 12 months?	N
Unconsolidated	X
Does respondent carry its own customer accounts?	N
Check here if respondent is filing an audited report	X
Is net capital requirement calculated using (B)asic or (A)lternative method?	B

EXEMPTIONS UNDER SEC RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an "x":

(k)(2)(i) - "Special Account for Exclusive Benefit of Customers" maintained	X

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	29,153
Deduct ownership equity not allowable for net capital	
Total ownership equity qualified for net capital	29,153
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Other (deductions) or allowable credits (List)	0
Total capital and allowable subordinated liabilities	29,153
Deductions and/or charges	
Total nonallowable assets from Statement of Financial Condition	-3,300
Net capital	25,853

CHAFFE SECURITIES, INC.

FIRM AND FILING INFORMATION, EXEMPTIONS UNDER SEC RULE 15c3-3, COMPUTATION OF NET CAPITAL, COMPUTATION OF BASIC NET CAPITAL REQUIREMENT UNDER SEC RULE 15c3-1, COMPUTATION OF AGGREGATE INDEBTEDNESS INCLUDED IN FOCUS REPORT PART IIA UNDER SEC RULE 17a-5(a)

(Continued)

December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT Under SEC Rule 15c3-1

Minimum net capital required (based on total aggregate indebtedness)	0
Minimum dollar net capital requirement of reporting broker or dealer	5,000
Net capital requirement (greater of above amounts)	5,000
Excess net capital (net capital less net capital requirement)	20,853
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	20,853

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition	0
Total aggregate indebtedness	0
Percentage of aggregate indebtedness to net capital	0
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0

CHAFFE SECURITIES, INC.

RECONCILIATION WITH CORPORATION'S COMPUTATION and
OWNERSHIP EQUITY AND SUBORDINATED LIABILITIES
MATURING OR PROPOSED TO BE WITHDRAWN WITHIN THE
NEXT SIX MONTHS AND ACCRUALS WHICH HAVE NOT BEEN
DEDUCTED IN THE COMPUTATION OF NET CAPITAL

December 31, 2001

RECONCILIATION WITH CORPORATION'S COMPUTATION
(INCLUDED IN PART II OF FORM X-17a-5)
AS OF DECEMBER 31, 2001

No reconciliation needed

OWNERSHIP EQUITY AND SUBORDINATED LIABILITIES
MATURING OR PROPOSED TO BE WITHDRAWN WITHIN THE
NEXT SIX MONTHS AND ACCRUALS WHICH HAVE NOT BEEN
DEDUCTED IN THE COMPUTATION OF NET CAPITAL

-NONE-

CHAFFE SECURITIES, INC.

INFORMATION REQUIRED OF BROKERS AND DEALERS UNDER SEC RULE 17a-5

December 31, 2001

Respondent conducts a securities business exclusively with registered broker-dealers	No
Respondent is registered as specialist on a national securities exchange	No
Respondent makes markets in the following securities	
(a) Equity securities	No
(b) Municipals	No
(c) Other debt instruments	No
Respondent is registered solely as a municipal bond dealer	No
Respondent is an insurance company or an affiliate of an insurance company	No
Respondent carries its own public accounts	No
Respondent's total number of public customer accounts	
(a) Public customer accounts	None
(b) Omnibus accounts	None
Respondent clears its public customer and/or proprietary accounts	No
Respondent clears its public customer accounts in the following manner	N/A
Respondent maintains membership(s) on national securities exchange(s)	No
Employees:	
(a) Number of full-time employees	None
(b) Number of full-time employees registered representatives employed by respondent included above	None
Number of NASDAQ stocks respondent makes market	None

CHAFFE SECURITIES, INC.

INFORMATION REQUIRED OF BROKERS AND DEALERS UNDER SEC RULE 17a-5

(Continued)

December 31, 2001

Total number of underwriting syndicates respondent was a member	None
Number of respondent's public customer transactions:	
Actual	None
Estimate	None
(a) equity securities transactions effected on a national securities exchange	None
(b) equity securities transactions effected other than on a national securities exchange	None
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange	None
Respondent is a member of Securities Investor Protection Corporation	Yes
Number of branch offices by respondent	None
Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank	No
Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank	No
Respondent is a subsidiary of a registered broker-dealer	No
Respondent is a subsidiary of a parent which is not a registered broker or dealer	Yes
Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations	Yes
Aggregate dollar amount of non-exempted OTC sales of exchange-listed securities done by respondent during the reporting period	None
Annual Municipal Income	None

Ruth Taylor Ramsey

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Chaffe Securities, Inc.
New Orleans, Louisiana

In planning and performing my audit of the financial statements and supplemental schedules of Chaffe Securities, Inc. (the Company) for the year ended December 31, 2001 I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did now review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4401 LAKE TRAIL DRIVE • KENNER, LOUISIANA 70065 • (504) 456-9183

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objections in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g)under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Ruth Taylor Ramsey
Certified Public Accountant
4401 Lake Trail Drive
Kenner, Louisiana 70065

February 4, 2002

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

CHAFFE SECURITIES, INC.

NEW ORLEANS, LOUISIANA

DECEMBER 31, 2001

CHAFFE SECURITIES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2001